UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb 2016

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE EXECUTES JOINT-VENTURE WITH BITCARATS

“Exclusive Digital Asset Development & Exchange Listing Agreement”

Vancouver, British Columbia – February 10, 2016 – BITX FINANCIAL CORP (OTCQB: BITXF) and its 100% owned and operated digital asset-currency exchange DIGATRADE™ (digatrade.com) today announced the execution of an exclusive asset-backed digital currency development and platform exchange listing agreement with BitCarats Capital Inc. Under terms of the agreement Digatrade, along with BitCarats Capital, will develop Caratscoin, the world’s first diamond-backed digital-asset powered by blockchain.

“Caratscoin will be the first asset-backed digital currency listed on the trading platform, an innovation that will include additional asset-backed crypto-currencies in the future”, stated Brad Moynes, CEO of Digatrade. In collaboration with BitCarats Capital and financial technology partners (ANX Technologies), Caratscoin will be powered by secure blockchain technology—the world’s first paired with Bitcoin as well as direct purchase via Digatrade multi-fiat currency order-book including US dollars and Euros via Visa & MasterCard, along with eCheck and Interac within Canada.

A fully integrated, custom multi-signature Caratscoin digital wallet will be developed as a comprehensive solution, not only creating the Caratscoin, but adding value through features such as industry leading security architecture and encryption algorithms. Caratscoin owners issue the coin only if all authorized parties are present, the first to use this unique service which is unprecedented in the market. This system is most secure, as no one person has the only authority to issue the coin, considering the Caratscoin is designed to significantly increase in value in direct correlation to the appreciation in value of physical diamonds held in the company vault.

BitCarats Capital CEO & Founder Colin Ferguson stated, “Carats Diamond Investment, which will provide the distinctive collection of diamonds to back BitCarats, has more than 30 years’ experience in the diamond business and is the nation’s first direct distributor from the world famous Argyle Diamond Mine in Western Australia. We house the country’s leading collection of Natural Fancy Coloured diamonds, featuring trending colours such as red, vivid blues and champagnes.” Ferguson continued, “Caratscoin will not only provide a new virtual asset-class and store of value, but also offer our investors instant payment, prepaid debit cards and the ability to transfer an asset between end users instantly, at a low cost and on a decentralized network”.

Caratscoin will be backed by a pool of certified, Natural Fancy Coloured diamonds, primarily featuring red, vivid blue, and champagne colours. Each diamond is certified by the Geological Institute of America, the world’s leading diamond educational resource, and home to the most advanced laboratories. The diamonds are insured by Lloyd's of London and stored at a private vault at The World Trade Center, 999 Canada Place, one of the most secure buildings in Vancouver, Canada. Founded and led by BitCarats CEO Colin Ferguson, Carats Diamond Investment (carats.com) is committed to exceptional diamond education, quality and customer service, and was recently recognized by the Better Business Bureau (BBB) when Carats was awarded with their highest rating of A+ since joining the BBB 16 years ago.

More information regarding this exciting new venture will be made available as it materializes.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: February 10, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO